

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2011

Via E-mail
John W. McReynolds
President and Chief Financial Officer
Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219

> **Re:** **Energy Transfer Equity, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 11, 2011**
> **File No. 333-175461**

Dear Mr. McReynolds:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that on October 15, 2011, Energy Transfer Partners, L.P. and certain of your other subsidiaries entered into a Contribution and Redemption Agreement with AmeriGas Partners, L.P., pursuant to which Energy Transfer Partners, L.P. agreed to contribute to AmeriGas Partners, L.P. the subsidiaries that operate Energy Transfer Partners, L.P.'s retail propane business. We have the following comments:

   - Please revise the prospectus, where appropriate, to reflect the Contribution and Redemption Agreement and Energy Transfer Partners, L.P.'s planned disposition of its retail propane business late in 2011 or early in 2012. As an example, we note your disclosure in the fourth sentence of the first bullet on page 1, and the similar disclosure on page 35, that "ETP is…one of the three largest retail marketers of propane in the United States."

- Please tell us if you intend to revise the prospectus to include the financial information required by Article 11 of Regulation S-X with respect to such transaction, pursuant to Item 10(b)(1) of Form S-4. If you do not intend to revise the prospectus, then please provide us with your analysis for why such financial information is not required to be included in the prospectus. Please include as part of your analysis whether such transaction is a condition described in Rule 11-01(a)(4) or (8) of Regulation S-X. Please also provide us with your analysis for whether such transaction requires additional financial information to be included in the prospectus pursuant to Item 10(b)(4) of Form S-4.

Questions and Answers about the Merger and Special Meeting, page i

Q: If I am a Southern Union stockholder, how do I make my election?, page vi

2. We note the statement "or such other date as ETE and Southern Union shall agree" in the description of when Southern Union stockholders must return their election forms. Please disclose that any "such other date" will be no earlier the 20th business day following the date on which the election form is mailed. Please revise throughout the prospectus where this disclosure appears.

Exhibit 8.3

3. We note that Roberts & Holland LLP limits its opinion and consent to amendment no. 3 of the registration statement. Please either delete such limitation to amendment no. 3 or update the opinion and consent in future amendments to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Tom Mason
        Energy Transfer Equity, L.P.

        Sean Wheeler
        Latham & Watkins LLP